Exhibit 21.1

LIST OF REGISTRANT’S SUBSIDIARIES

Name	Jurisdiction of Organization	Percent owned

Documentum International , Inc.	California	100%
Documentum Software Europe Ltd.	United Kingdom	100%
Relevance Technologies, Inc.	Delaware	100%
Nihon Documentum K.K	Japan	100%
Documentum GmbH	Germany	100%
Documentum F.S.C	Barbados	100%
Documentum, PTE, Ltd.	Singapore	100%
Documentum Ireland Holdings, Ltd.	Barbados	100%
Documentum Canada Holdings, Inc.	Delaware	100%
Documentum Ireland, Ltd.	Ireland	100%
Documentum SARL	France	100%
Documentum Canada Company	Nova Scotia	100%
Boxcar Software, Inc.	Delaware	100%
eRoom Technology, Inc.	Delaware	100%
eRoom Technology Europe, Ltd.	Massachusetts	100%
eRoom Technology GmbH	Germany	100%
Documentum Italia SRL	Italy	100%
Documentum Iberia SL	Spain	100%
Documentum Mexico SA de CV	Mexico	100%
eRoom Technology PTY, Ltd.	Australia	100%
Documentum Records Management Research, Inc.	Nova Scotia	100%

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